SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number: 001-13595

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

METTLER-TOLEDO, INC.

DEFINED CONTRIBUTION RETIREMENT SAVINGS PLAN

1900 POLARIS PARKWAY

COLUMBUS, OH 43240-4035

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

METTLER-TOLEDO INTERNATIONAL INC.

IM LANGACHER

P.O. BOX MT-100

CH8606 GREIFENSEE, SWITZERLAND

METTLER-TOLEDO, INC.

DEFINED CONTRIBUTION RETIREMENT SAVINGS PLAN

Financial Statements

and

Supplemental Schedule

December 31, 2003

with

Report of Independent Registered Public Accounting Firm

METTLER-TOLEDO, INC.

DEFINED CONTRIBUTION RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of

Mettler-Toledo, Inc. Defined Contribution Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits (modified cash basis) of Mettler-Toledo, Inc. Defined Contribution Retirement Savings Plan (the Plan) as of December 31, 2003, and the related statement of changes in net assets available for benefits (modified cash basis) for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 2, the accompanying financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Mettler-Toledo, Inc. Defined Contribution Retirement Savings Plan as of December 31, 2003, and the changes in net assets available for benefits for the year then ended, on a basis of accounting described in Note 2.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held at end of year (modified cash basis) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Clark, Schaefer, Hackett & Co.

Columbus, Ohio

June 9, 2004

Mettler-Toledo, Inc. Defined Contribution Retirement Savings Plan

Statement of Net Assets Available for Benefits (Modified Cash Basis)

December 31, 2003

2003
Assets
Investments, fair value	$6,221,213
Loans to participants	16,443

Net assets available for benefits	$6,237,656

See accompanying notes to financial statements.

Mettler-Toledo, Inc. Defined Contribution Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits (Modified Cash Basis)

For the Year Ended December 31, 2003

2003
Investment activity:
Dividends and interest	$120,882
Net appreciation in fair value of investments	1,018,709

1,139,591

Contributions:
Employer	97,198
Participants’ deferrals	606,289
Participants’ rollovers	1,136,371

1,839,858

Asset transfer in	5,557,728

8,537,177

Deductions
Benefits paid to participants or beneficiaries	174,444
Asset transfer out	2,125,077

2,299,521

Net increase in net assets	6,237,656

Net assets available for benefits, beginning of year	—

Net assets available for benefits, end of year	$6,237,656

See accompanying notes to financial statements.

Mettler-Toledo, Inc. Defined Contribution Retirement Savings Plan

Notes to Financial Statements

1. Description of Plan

The following description of the Mettler-Toledo, Inc. Defined Contribution Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

Effective January 1, 2003, Mettler-Toledo, Inc. (the Company) adopted the Plan as a continuation of the Mettler-Toledo, Inc. Enhanced Retirement Savings Plan.

The Plan is a qualified defined contribution plan covering eligible employees of adopting units (wholly-owned subsidiaries) of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Employees become eligible to participate in the Plan on the first day of the calendar month following the date the employee meets the eligibility requirements, as defined.

Contributions

Each year, participants may contribute up to 50% of pretax annual compensation, as defined by the Plan. The Company contributes 50% of each participant’s contribution that does not exceed 6% of compensation. Certain units may continue to contribute under the original plan matching provisions.

Participants who reach age 50 may elect to make catch-up contributions.

Forfeitures may be used by the Company to reduce future contributions and/or to pay reasonable Plan expenses.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and plan earnings, and is charged with an allocation of certain administrative expenses. Allocations are based on participant earnings or account balances, as defined. An annual loan maintenance fee is deducted from the respective accounts of those participants with outstanding loans. The investment fund’s net investment earnings and changes in fair value are allocated to each participant’s account on a daily basis. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings. Vesting in the Company’s matching portion of their accounts plus actual earnings is based on years of continuous service. A participant is 100% vested after 3 years of credited service, as defined. Certain units continue to vest under the original vesting provisions. Participants are 100% vested upon retirement, Plan termination, disability or death.

Investment Options

Upon enrollment in the Plan, a participant can direct employee and employer contributions in 5% increments among the various investment options offered through Vanguard Fiduciary Trust Company (VFTC), the plan trustee. A participant may transfer amounts between investment options as of any business day.

Payment of Benefits

A participant’s vested account will be distributed upon retirement, termination, disability or death. Distributions are made in lump-sum or equal annual installments not to exceed the employee’s life expectancy. Upon death, the remaining balance shall be distributed in a lump sum within five years. Forfeitures, if any, are used to reduce employer contributions or pay Plan expenses. Participants may make a withdrawal due to hardship. Such withdrawals are subject to approval by the Pension Committee and must meet the criteria for hardship under Section 401(k) of the Internal Revenue Code (IRC).

2. Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan.

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America. The differences between the modified cash basis and accounting principles generally accepted in the United States of America are that contributions and interest and dividend income are recognized when received, and distributions are recognized when paid.

Investment Valuation and Income Recognition

Under the terms of a trust agreement between the Company and VFTC, the trustee invests trust assets at the direction of the plan participants. The trustee has reported to the Company the trust fund investments and the trust transactions at both cost and fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Units of the Retirement Savings Trust are valued at net asset value at year-end. The Company stock fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Loans to participants are stated at unpaid principal, which approximates fair value. Realized and unrealized gains and losses are reflected as net appreciation (depreciation) in fair value of investments in the statement of changes in net assets available for benefits.

Interest charged to participants for participant loans is reviewed annually by the Plan administrator and is to be comparable to commercial lending rates on bank loans secured by certificates of deposit in the area at the time the loan is made. Loans may not exceed the lesser of 50% of a participant’s vested account balance or $50,000. The repayment period may not exceed five years. Each loan is secured by the remaining balance in the participant’s account.

Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income is recognized when received. Capital gain distributions are included in dividend income.

Contributions

Participant and employer contributions are recognized when received by the trustee.

Payment of Benefits

Benefits are recognized when paid.

Forfeitures

The portion of a participant’s account which is forfeited due to termination of employment for reasons other than retirement, disability or death is used to reduce the Company’s future contributions or pay Plan expenses. Forfeited nonvested accounts totaled $8,888 at December 31, 2003.

Administrative Expenses

Fees for portfolio management of VFTC funds are paid directly from fund earnings. Recordkeeping fees are paid by the Company. Audit fees are either paid by the Company or from the forfeiture account. Should the Company elect not to pay all or part of such expenses, the trustee then pays these expenses from the Plan assets.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America, requires the plan administrator to make certain estimates and assumptions that affect the reported amounts of net assets available for benefits and, when applicable, disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of changes in net assets available for benefits during the reporting period. Actual results could differ significantly from those estimates.

Risk and Uncertainties

The Plan provides various investment options in any combination of stocks, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits.

3. Investments

The following investments represent 5% or more of net assets available for benefits at December 31, 2003:

2003
Investments at fair value
Vanguard 500 Index Fund	$814,222
Vanguard Growth & Income Fund	409,632
Vanguard Health Care Fund	388,673

Investment at contract value
Vanguard Retirement Savings Trust	1,010,137

4. Transactions with Parties-in-Interest

The Plan invests in shares of mutual funds managed by an affiliate of VFTC. VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

Participants may select employer stock as an investment option. The amount held at December 31, 2003 totaled $41,499.

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will immediately become 100% vested in their accounts.

6. Tax Status

The Plan was formed on January 1, 2003 and has not yet received a determination letter from the Internal Revenue Service. However, the plan administrator and the Plan’s tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7. Asset Transfer In

Assets were transferred into the Plan from the Mettler-Toledo, Inc. Enhanced Retirement Plan on March 31, 2003. Effective July 1, 2003, employees of Exact Equipment Corporation, a wholly-owned subsidiary of the Company, began participating in the Plan. Assets from the prior plan were transferred into the Plan on June 30, 2003:

Applied Systems, Inc.	$2,192,954
Safeline, Inc.	1,657,203

Transfers in from the Mettler-Toledo, Inc. Enhanced Retirement Savings Plan	3,850,157

Exact Equipment Corporation	1,707,571

Total	$5,557,728

8. Asset Transfer Out

Effective January 1, 2004, employees of Safeline, Inc., a wholly-owned subsidiary of the Company, were spun off to the Mettler-Toledo, Inc. Enhanced Retirement Savings Plan. The assets were transferred from the Defined Contribution Plan to the Enhanced Retirement Savings Plan on December 31, 2003.

9. Subsequent Event

On June 1, 2004, participants of Bohdan Automation, Inc., a wholly-owned subsidiary of the Company, began participating in the Plan. Assets from the prior plan totaling approximately $587,500 were transferred into the Plan.

Mettler-Toledo, Inc. Defined Contribution Retirement Savings Plan

EIN : 34-1538688; PIN: 061

Schedule of Assets ( Held at End of Year)

Form 5500, Schedule H, Line 4(i)

December 31, 2003

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Fair/contract value
*	Vanguard	Mid-Cap Index Fund	**	$71,544
*	Vanguard	Balance Index Fund	**	11,115
*	Vanguard	Value Index Fund	**	43,110
*	Vanguard	Growth Index Fund	**	94,814
*	Vanguard	Capital Opportunity	**	138,494
*	Vanguard	Total International Stock Index Fund	**	27,114
*	Vanguard	Strategic Equity Fund	**	53,557
*	Vanguard	LifeStrategy Growth Fund	**	185,818
*	Vanguard	REIT Index Fund	**	91,956
*	Vanguard	Wellington Fund	**	13,743
*	Vanguard	Explorer Fund	**	145,184
*	Vanguard	Morgan Growth Fund	**	119,948
*	Vanguard	Wellesley Income Fund	**	76,853
*	Vanguard	Long Term Corporate Fund	**	143,021
*	Vanguard	High-Yield Corporate Fund	**	94,340
*	Vanguard	Prime Money Market Fund	**	261,886
*	Vanguard	GNMA Investor Shares	**	169,073
*	Vanguard	500 Index Fund	**	814,222
*	Vanguard	International Value Fund	**	68,105
*	Vanguard	Small-Cap Index Fund	**	247,831
*	Vanguard	Short Term Federal Fund	**	1,130
*	Vanguard	Emerging Markets Stock Index Fund	**	15,291
*	Vanguard	Energy Fund	**	16,357
*	Vanguard	Health Care Fund	**	388,673
*	Vanguard	Dividend Growth Fund	**	947
*	Vanguard	PRIMECAP Fund	**	252,767
*	Vanguard	Equity Income Fund	**	29,887
*	Vanguard	LifeStrategy Income Fund	**	59,064
*	Vanguard	LifeStrategy Conservative Growth Fund	**	3,507
*	Vanguard	Intermediate Term Corporate Fund	**	167,156
*	Vanguard	Pacific Stock Index Fund	**	16,721
*	Vanguard	Windsor II Fund	**	118,583
*	Vanguard	Asset Allocation Fund	**	75,348
*	Vanguard	European Stock Index Fund	**	21,061
*	Vanguard	Retirement Savings Trust	**	1,010,137
*	Vanguard	U.S. Growth Fund	**	85,725
*	Vanguard	International Growth Fund	**	109,960
*	Vanguard	Total Bond Market Index Fund	**	291,243
*	Vanguard	Total Stock Market Index Fund	**	14,329
*	Vanguard	LifeStrategy Moderate Growth Fund	**	185,971
*	Vanguard	Select Value Fund	**	34,497
*	Vanguard	Growth & Income Fund	**	409,632
*	Vanguard	Mettler - Toledo Stock	**	41,499
	Participant Loans	Various ranging from 4.25 % to 8.5%		16,443

		Total		$6,237,656

*	Denotes party-in-interest
**	Cost omitted for participant directed investments

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on the Plan’s behalf by the undersigned hereunto duly authorized.

Date: October 13, 2004	METTLER – TOLEDO, Inc.
DEFINED CONTRIBUTION RETIREMENT SAVINGS PLAN

/s/ Shawn Vadala
Shawn Vadala
Plan Administrator

METTLER TOLEDO INC. DEFINED CONTRIBUTION RETIREMENT SAVINGS PLAN

ANNUAL REPORT ON FORM 11-K FOR FISCAL YEAR ENDED DECEMBER 31, 2003

INDEX TO EXHIBITS

Exhibit No.	Description	Page No.
1a	Consent of Independent Registered Public Accounting Firm	Page 12